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                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2001

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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                                  (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F  X                    Form 40-F
                          -----                           -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                             No  X
                    -----                          -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


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                                 CELESTICA INC.
                                   FORM 6-K/A
                              MONTH OF OCTOBER 2001

Filed with this Form 6-K/A is the following:



- Press Release, dated October 17, 2001, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, including Celestica Inc.'s third quarter 2001 consolidated financial information.

- Press Release, dated October 17, 2001, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference, including Celestica Inc.'s third quarter supplemental information.

- Material Change Report, dated October 19, 2001, the text of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The Material Change Report attached hereto is not incorporated by reference in any effective registration statement or prospectus of Celestica Inc.

EXHIBITS

99.1  - Press Release, dated October 17, 2001

99.2  - Press Release, dated October 17, 2001

99.3  - Material Change Report, dated October 19, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                   CELESTICA INC.




Date: October 19, 2001             BY: /s/ Elizabeth DelBianco
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                                      Name:  Elizabeth DelBianco
                                      Title: Vice President & General Counsel

                                  EXHIBIT INDEX


         EXHIBIT                    DESCRIPTION

         99.1                       Press Release

         99.2                       Press Release

         99.3                       Material Change Report
